Exhibit 99.5

QUIPT HOME MEDICAL REPORTS RECORD FIRST QUARTER FISCAL 2022 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 30% AND ADJUSTED EBITDA GROWTH OF 16%

REITERATES OUTLOOK FOR CALENDAR YEAR END 2022

Cincinnati, Ohio – February 15, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its first quarter fiscal 2022 financial results and operational highlights. These results pertain to the three-month period ended December 31, 2021 and are reported in U.S. Dollars.

Financial Highlights:

◾	Revenue for Q1 2022 was $29.5 million compared to $22.8 million for Q1 2021, representing a 30% increase in revenue year-over-year.

o	As of December 31, 2021, the Company’s backlog increased to approximately 8,000 patients in the queue to be set up on sleep devices, compared to a more typical 1,000 patients historically. The Company is cautiously optimistic that sleep device allocations will increase in the second half of 2022, which will relieve some of the backlog, generating a lift in revenue from this impacted segment of the business.

o	The sleep segment revenue impact was approximately $1 to $1.5 million in Q1 2022.

◾	Recurring Revenue as of Q1 2022 was 77% of total revenue.

◾	Adjusted EBITDA for Q1 2022 was $6 million (20.3% margin), compared to Adjusted EBITDA for Q1 2021 of $5.2 million, representing a 16% increase year-over-year.

◾	Cash flow from continuing operations was $5.3 million in Q1 2022 compared to $2.8 million in Q1 2021, an increase of 90%.

◾	The Company reported $30.1 million of cash on hand as at December 31, 2021, compared to $23.6 million as at December 31, 2020.

◾	The Company has an undrawn credit facility of $20 million as at December 31, 2021.

Operational Highlights:

◾	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 51,137 for the three months ended December 31, 2021, compared to 34,996 for the same period ended December 31, 2020, an increase of 46%.

◾	The Company’s customer base increased 45% year over year from 51,836 unique patients served in Q1 2021 to 75,309 unique patients in Q1 2022.

◾	Compared to 118,100 unique set-ups/deliveries in Q1 2022, the Company completed 76,691 unique set-ups/deliveries in Q1 2021, an increase of 54%.

◾	The Company continues to experience robust demand for respiratory equipment, such as Oxygen Concentrators, Ventilators, as well as the CPAP resupply and other supplies business.

◾	The Company operates out of 76 locations in fifteen states across the United States, concentrated in the Midwest, Southeast and East coast regions, completing in fiscal 2021 over 350,000 deliveries to more than 170,000 active patients, with over 19,000 referring physicians.

Acquisition Related Updates:

◾	Completed three acquisitions during the three months ended December 31, 2021.
◾	On October 1, 2021, the Company acquired a business with operations in Mississippi adding over 4,000 active patients, more than 10,000 unique orders, and 590 unique referring physicians. Moreover, the acquisition provides Quipt important insurance contracts and decades of operating experience, with an over 30-year operating track record in the markets served. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 65% of the mix.
◾	On November 1, 2021, the Company acquired a business with operations in Central Illinois. The acquisition has a heavily weighted respiratory product mix, and over 3,700 active patients. Moreover, the acquisition provides Quipt important insurance contracts and decades of operating experience, with an over 40-year operating track record in the markets served. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 85% of the mix.
◾	On November 9, 2021, the Company acquired a privately held biomedical services company, with operations in the Southeastern United States. The acquisition provides the Company a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance.

Subsequent Events to the Three Months Ended December 31, 2021:

◾	On January 1, 2022, the Company acquired At Home Health Equipment, Inc., a business with operations in Indiana, reporting unaudited trailing 12-month annual revenues of approximately $13 million and $1.6 million in net income with anticipated Adjusted EBITDA of $2.9 million (22% margin) post integration. The acquisition adds over 15,000 active patients.
o	Quipt’s current revenue run-rate (unaudited), including At Home Health Equipment, Inc., is $135 million.
◾	On February 3, 2022, the Company announced that Mr. Brian J. Wessel has joined the Board of Directors of the Company as an Independent Director and Chair of the Audit Committee. Mr. Wessel is a senior business executive with over 34 years of global client service, operational and financial expertise. As a former senior partner at Ernst & Young, Mr. Wessel provided audit and advisory services to public, private, and private-equity-owned companies across multiple industry sectors. Additionally, Mr. Wessel led Ernst & Young’s Capital Markets practice group in Mexico overseeing various foreign private issuers listed on the U.S., European and Japanese stock exchanges. Mr. Wessel has a compelling executive track record of successfully leading through complex business transactions and advising companies on accounting, auditing and financial reporting matters. Mr. Wessel adds significant knowledge and practical experience in complex accounting and financial reporting matters, SEC registration statements, business combinations, audits of internal control over financial reporting and carve-out audits. Furthermore, Mr. Wessel has deep experience with various types of transactions including business acquisitions and divestitures.
◾	The Company is not hosting a Fiscal Q1, 2022 earnings conference call given the close proximity to the recent FY21 conference call which included up to date business commentary held on Tuesday, February 1, 2022. The Company will resume hosting quarterly earnings conference calls for Fiscal Q2, 2022 results. However, management anticipates it may host an investor update call prior to Fiscal Q2, 2022, if appropriate, given the active nature of the current acquisition strategy and full acquisition pipeline.

Reiteration of Outlook for Calendar End 2022 (Fiscal Year Q1 2023):

Based on the current operations (including sleep device impact), market trends and completed and prospective acquisitions, the Company is reiterating its outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in Adjusted EBITDA.

Management Commentary:

“The continued momentum across the business shown through our record first quarter results exemplifies our ability to successfully navigate our operations through a challenging supply chain environment driving consistent business performance. Demand continues to remain at robust levels surpassing historical run-rates for respiratory equipment and services, evidenced by strength in our oxygen and ventilation therapy service lines. Inclusive of the sleep device supply constraints we remain on track for our calendar end 2022 financial outlook and anticipate a further lift as the sleep device patient backlog subsides in the second half of the year,” said CEO and Chairman Greg Crawford. “Moreover, we continue to operate in an extremely bullish regulatory environment, providing us the ability to aggressively approach our acquisition strategy with the goal of being a leader in clinical respiratory care throughout the United States. Our acquisition pipeline is exciting with a plethora of strategic opportunities ranging in size, and we look forward to moving targets through the funnel in the coming months. With the unparalleled scalable platform we have, driven by the patient centric ecosystem we have created, our strategy is allowing us to grow market share in new and existing markets, and provides us the ability to make sizeable acquisitions and integrate with great efficiency drawing meaningful synergies. Coupling this with our strong financial position, we have never been more excited as to what we can accomplish as a company and look forward to continuing to deliver record financial results.”

Chief Financial Officer Hardik Mehta added, “We are pleased to see our revenue run-rate near $120 million as of the end of our fiscal first quarter, as well as seeing a solid lift in our Adjusted EBITDA margin, returning to over 20% as we continue through the integration process of our recent acquisitions. The robust performance was driven through strong demand leading to larger volumes, higher cash collections and continuing to support the business with lower operating costs. The infrastructure we have in place today allows us to position ourselves as a market leader and gives us the flexibility to add locations organically to the platform, as well as efficiently integrate acquired assets. On the acquisition front, we have never been more excited with the targets we have in our pipeline. We are also looking at potential expansionary opportunities into synergistic verticals of service that would enhance our end-to-end product and service offering.”

The financial statements of the Company for the three months ended December 31, 2021 and 2020 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services focused on end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding recent acquisitions disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: sleep device allocations increasing in the second half of 2022, which will relieve some of the backlog, generating a lift in revenue from this impacted segment of the business; anticipated Adjusted EBITDA of acquisitions post integration; the Company’s outlook for calendar 2022; and the Company hosting an investor update call prior to Fiscal Q2, 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; the Company maintaining its selling, general and administrative expenses; acquisitions achieving results at least as good as historical performances; the financial information regarding acquisitions being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook - Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; and the Company organically growing at a rate of 10% and completing acquisitions that add at least $32 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three	Three
	months	months
	ended December	ended December
	31, 2021	31, 2020
Net income (loss)	$(2,131)	$1,366
Add back:
Depreciation and amortization	5,013	3,681
Interest expense, net	501	486
Provision (benefit) for income taxes	148	(1,407)
EBITDA	3,531	4,126
Stock-based compensation	2,110	15
Acquisition-related costs	62	56
Gain (loss) on foreign currency transactions	41	2
Change in fair value of debentures and warrants	261	983
Adjusted EBITDA	$6,005	$5,182

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com